UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Tokyo Tomin Ginkou Kabushiki Kaisha Yachiyo Ginkou
(Name of Subject Company)

The Tokyo Tomin Bank, Limited The Yachiyo Bank, Limited
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

The Tokyo Tomin Bank, Limited The Yachiyo Bank, Limited
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

The Tokyo Tomin Bank, Limited
Attn:  Yasuo Ishizuka
3-11-2 Roppongi, Minato-ku,Tokyo, Japan 106-8525
81-3-3582-8251

The Yachiyo Bank, Limited
Attn:  Hajime Murakami
5-9-2 Shinjuku, Shinjuku-ku, Tokyo, Japan 160-8431
81-3-3352-2289

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	The Tokyo Tomin Bank’s Convocation Notice for the 92nd Ordinary General Meeting of Shareholders and Class Meeting for Common Shareholders and reference materials.
99.2	The Yachiyo Bank’s Convocation Notice for the 24th Ordinary General Meeting of Shareholders and reference materials.

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Tokyo Tomin Bank, Limited submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 10, 2013.

The Yachiyo Bank, Limited submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 10, 2013.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Tokyo Tomin Bank, Limited

/s/ Yasuo Ishizuka

Name:	Yasuo Ishizuka

Title:	Director Corporate Planning Division General Partner

Date:  June 10, 2014

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Yachiyo Bank, Limited

/s/ Hirokazu Tahara

Name:	Hirokazu Tahara

Title:	Senior Managing Director

Date:  June 10, 2014